Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

November 5, 2008	Deborah S. Froling
Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

VIA EDGAR

Mr. Howard Efron

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ARC Corporate Realty Trust, Inc.; SEC File No. 000-50727

Dear Mr. Efron:

On behalf of our client, ARC Corporate Realty Trust, Inc. (the “Registrant”), please find enclosed a Form 10-K/A for the year ended December 31, 2007 revised to address the comments of the Staff of the U.S. Securities and Exchange Commission set forth in your letter, dated September 23, 2008, with respect to the Registrant’s Form 10-K filed with the Commission for the year ended December 31, 2007.

If you have any questions, please do not hesitate to call me at (202) 857-6075.

Sincerely,

/s/ Deborah S. Froling
Deborah S. Froling

cc:	Bruce Nelson

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